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                                                                       EXHIBIT 8

               [LETTERHEAD OF TROUTMAN SANDERS LLP APPEARS HERE]


                                October 14, 1999



PAB Bankshares, Inc.
3102 North Oak Street Extension
Valdosta, Georgia 31602

Baxley Federal Savings Bank
219 East Parker Street
Baxley, Georgia 31513-2001

     Re: Federal Income Tax Consequences of Merger of PAB Interim Association No. 1, a Wholly-Owned Subsidiary of PAB Bankshares, Inc., with and into Baxley Federal Savings Bank

Ladies and Gentlemen:

     We have acted as counsel to PAB Bankshares, Inc. ("PAB"), in connection with the proposed merger of its wholly-owned subsidiary, PAB Interim Association No. 1 ("Merger Sub"), with and into Baxley Federal Savings Bank ("Baxley"). The Merger will be effected pursuant to the Agreement and Plan of Merger by and between PAB, Merger Sub and Baxley, dated as of June 3, 1999 (the "Merger Agreement"). You have requested our opinion, in our capacity as counsel to PAB, regarding certain federal income tax consequences of the Merger.


     We understand that our opinion will be referred to in the Proxy Statement/Prospectus that forms part of the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the Merger (the "Proxy Statement/Prospectus").

                             INFORMATION RELIED ON
                             ---------------------


     In rendering this opinion, we have examined (i) the Internal Revenue Code of 1986, as amended (the "Code"), and Treasury Regulations promulgated thereunder, (ii) the legislative history of applicable sections of the Code, and
(iii) appropriate Internal Revenue Service (the "IRS") and judicial authorities. In addition, we have relied upon certain information made known to us as more fully described below. All capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement or the Proxy Statement/Prospectus and, unless otherwise specified, all section references herein are to the Code.

     In rendering the opinions expressed herein, we have examined such documents as we have deemed appropriate, including:

     (1)  the Merger Agreement;


     (2) the Registration Statement and Proxy Statement/Prospectus filed with the Securities and Exchange Commission in connection with the Merger;

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     (3) certificates and representations of officers of PAB, Merger Sub and
Baxley; and

     (4) such additional documents as we have considered relevant.


     In our examination of such documents, we have assumed, without making any independent investigation and with your consent, that all documents submitted to us as photocopies faithfully reproduce the originals thereof, that such originals are authentic, that all such documents have been or will be duly executed to the extent required and that all statements set forth in such documents are accurate. We have further assumed that any representations or statements made "to the best knowledge of" or similarly qualified, are true and correct without such qualification. We have not and will not attempt to verify the accuracy of the assumptions or representations.


     Our opinion represents our best legal judgment as to the likely outcome of the issues discussed if presented in a court of law. Our opinion is not binding on the IRS or a court. Thus, no assurance can be given that the IRS or court would agree with our opinion.

     Based solely on the information submitted and the representations and assumptions received, we are of the opinion that:

     (1) The Merger will constitute a reorganization within the meaning of
Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code. PAB, Merger Sub and Baxley will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

     (2) Neither PAB, Merger Sub nor Baxley will recognize any gain or loss as a result of the Merger;

     (3) The holders of Baxley Common Stock will recognize no gain or loss upon the exchange of their shares of Baxley Common Stock solely for shares of PAB Common Stock (except for cash received in lieu of a fractional share of PAB Common Stock);


     (4) The tax basis of the PAB Common Stock received in the Merger by a Baxley shareholder (including any fractional share interest) will be the same as the tax basis of the Baxley Common Stock exchanged for such PAB Common Stock;



     (5) The payment of cash to holders of Baxley Common Stock in lieu of fractional share interests of PAB Common Stock will be treated as if such fractional shares were issued as part of the Merger and then were redeemed by PAB. A Baxley shareholder receiving such cash payment will recognize gain or loss measured by the difference (if any) between the amount of cash received and the basis in such fractional share. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging shareholders;

     (6) The payment of cash to a Baxley shareholder in exchange for Baxley Common Stock pursuant to the exercise of dissenter's rights will be treated as having been received in redemption of such shareholder's Baxley Common Stock, and may result in taxable gain or loss, measured by the difference (if any) between the amount of cash received and such shareholder's basis in the Baxley Common Stock. Provided the shares were held as capital assets at the time of the redemption, such gain or loss generally will constitute capital gain or loss; and


     (7) The holding period of the PAB Common Stock received by a Baxley shareholder in the Merger will include the period during which the Baxley shareholder held the Baxley Common Stock provided that the Baxley Common Stock is held as a capital asset on the date of the Merger.


     The opinions expressed herein are based upon existing statutory, regulatory, and judicial authority, any of which may be changed at any time with retroactive effect, and upon matters of fact existing as of the date hereof and on the date of the Merger. We undertake no obligation to advise you of any such change that may occur in the future. In addition, our opinions are based solely on the documents that we have examined, the additional information that we have obtained, and the customary and appropriate certificates containing representations received from the parties which confirm certain material facts that we have assumed. Our opinions cannot be relied upon if any of the facts contained in such documents, or if such additional information, is or later becomes, inaccurate, or if any of the material facts we have assumed are or later become, inaccurate. Our opinions do not address the tax consequences to Baxley shareholders who hold their Baxley Common Stock other than as a capital asset, foreign shareholders, tax exempt organizations and persons who acquired their Baxley Common Stock as compensation. Finally, our opinions are limited to the federal income tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other

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tax consequences of the Merger, whether federal, state, local or foreign including, but not limited to, tax consequences of a required change in accounting method, if any, the termination of a bad debt reserve, if any, or the termination of the consolidated group of Baxley.

     This opinion is being provided solely for the use of PAB, Baxley and the shareholders of Baxley. No other person or party shall be entitled to rely on this opinion.


           Sincerely,

           /s/ TROUTMAN SANDERS LLP

           TROUTMAN SANDERS LLP